AGREEMENT FOR COOPERATION
合 作 意 向 协 议 书

甲方：枞阳县人民政府 　　　　　　　　　　（以下简称甲方）

PART A: **Con Yang** COUNTY GOVERNMENT, ANHUI PROVINCE CHINA

乙方：美国中华电力有限公司(CHINA POWER INC) （以下简称乙方）

PART B: CHINA POWER, INC. (USA)

　　　美国中华电力有限公司(CHINA POWER INC)总经理 Chen 先生，经县委常委、县人民政府副县长王高林同志牵头组织，在县政府办公室、县发改委、县开发区、县招商局、县林业局、县环保局等部门负责人陪同下，于二 00 七年十月二十五日就投资兴建"安庆美中绿色能源有限公司枞阳生物质发电厂"项目进行了考察。经甲、乙双方协商，达成如下意向协议：

CHINA POWER, INC. (USA)'S AUTHORIZED GENERAL MANAGER MR. CHEN, ALONG WITH CON YANG GOVERNMENT, ANHUI PROVINCE CHINA/VICE － GOVERNORS MR. GAOLIN WONG, AND GOVERNORS IN CON YANG COUNTY DEPARTMENTS, INCLUDE WITH : COUNTY DEVELOPMENT & IMPROVEMENT COMMITTEE, DEVELOPMENT DISTRICT, INVESTMENT DEPARTMENT, FOREST DEPARTMENT & ENVIRONMENT PROTECTION DEPARTMENT, ON OCT 25TH, HAVE VISITED /INVESTIGATED IN FURTHER DEVELOPMENT, INVESTMENT

AND CONSTRUCTION BY " CHINA POWER, INC. (US)" ON " ANQIN AMERICA-CHINA GREEN-ENERGY CO. LTD. /CON YANG BIOMASS ENERGY POWER PLANT/PROJECTS", AND REACHED FURTHER AGREEMENT AND TERMS TO EXECUTE MUTUALLY LEGALLY AS FOLLOWING:

一、项目规划用地：甲方在安徽省枞阳循环经济工业园为乙方提供项目规划用地约 200 亩。

1. BIOMASS PROJECTS LANDS POSITION: CON YANG GOVERNMENT AGREE TO PROVIDE " CHINA POWER, INC. (USA)" WITH A TOTAL OF 200 MU LANDS (1MU = 667 SQ. METER) IN CON YANG ECONOMIC INDUSTRY ZONE TO DEVELOP & CONSTRUCT THE BIOMASS ENERGY PROJECTS AS DISCUSSED/AGREED (50 MW).

二、项目土地使用权

BIOMASS PROJECTS LANDS USE RIGHTS

1、项目用地以一次性货币出让方式，在乙方与县国土资源部门签订土地出让合同之日起 10 个工作日以内，乙方一次性全额付清土地出让金和契税与奖励之差额。

1. PROJECTS LANDS : UPON FURTHER SIGNING " LANDS RIGHTS AGREEMENT WITH CON YANG COUNTY GOVERNMENT LAND & RESOURCES DEPARTMENT, IN 10 BUSINESS DAYS, CHINA POWER, INC. (USA) AGREES TO PAY OFF FOR ALL THE LANDS FEES AGREED WITH CON YANG GOVERNMENT.

2、甲方负责在乙方全额付清土地出让金和契税与奖励之差额后 20 个工作日内办理好土地使用权证。

2. CON YANG GOVERNMENT AGREES THAT UPON/AFTER CHINA POWER,

INC. (USA) PAID FOR ALL THE LANDS FEES: IN 20 BUSINESS DAYS TO COMPLETE/DELIVERY TO CHINA POWER, INC. WITH THE 200 MU LANDS RIGHTS /LEGAL CERTIFCIATE.

3、项目的土地使用权年限为 50 年。

3. 200 MU LANDS RIGHTS FOR 50 YEARS

三、项目土地出让方式与奖励：项目用地以挂牌出让方式供给。甲方根据乙方投资规模采取奖励政策，即土地出让金与奖励之差为每亩贰万元；契税与奖励之差为每亩 800 元。甲方提供给乙方的奖励，用于乙方厂区内基础设施建设。

3. LANDS & BENEFITS: BIOMASS PROJECTS LANDS : CON YANG GOVERNMENT PROVIDE WITH POLICIES SUPPORTS/BENEFITS: PRICE FOR PER MU LAND = 20,000 RMB; CON YANG GOVERNMENT WILL PROVIDE/BENEFIT FOR 800 RMB PER MU LAND AS BENEFIT TO CHINA POWER, INC.(USA) TO DEVELOP/CONSTRUCT THE BIOMASS ENERGY PROJECTS.

四、项目建设内容及规模：项目为生物质发电，建成后形成日处理 1000 吨生物质、发电容量约为 2×2.5 万千瓦的生物质发电能力，并入 110 千伏等级变电站。

4. BIOMASS PROJECTS: SCALES & COMPONENTS: PROJECTS ARE BIOMASSS ENERGY PROJECTS; UPON COMPLETION CONSTRUCTION/DEVELOPMENT WILL HAVE THE DAILY CAPACITY FOR 1000 TON BIOMASS PER DAY, POWER CAPACITY = 2 X 25 MW BIOMASS ENERGY GENERATION, AND ELECTRICITY POWER WILL CONNECT/SALE TO STATE GRID (110 V) power STATION locally.

五、项目投资规模：乙方计划固定资产投资外资折合人民币约为

58000 万元（不含土地出让金），预计 2010 年底前完成全部固定资产投资。注册资金约为 2500 万美元左右。

5. BIOMASS PROJECTS INVESTMENT SCALES: TOTAL INVESTMENT AS APPROXIATELY FOR 580 MILLIONS RMB, AND EXPECTED TO COMPLETION IN 2010. REGISTER CAPITAL $25 MILLIONS USD.

六、项目报告： 在甲方协助下，乙方在 2008 年 1 月 30 日以前向甲方提供由有乙级以上资质的专业设计院编制的项目可行性分析报告。

6. BIOMASS ENERGY PROJECTS REPORTS: WITH THE CON YANG GOVERNMENT SUPPORT, CHINA POWER, INC. WILL PROVIDE WITH BIOMASS ENERGY PROJECTS (50 MW) DEVELOPMENT & CONSTRUCTION FEASIBILITIES STUDY : WHICH SHOULD COMPLETED BY CHINESE GOVERNMENT APPROVED ENERGY ENGNEERING FIRMS BEFORE JAN 31 2008.

七、项目优惠政策： 乙方充分享受县委、县政府招商引资优惠政策。包括：在项目建成后，甲方按照有关优惠政策按照"一企一议"的原则对乙方固定资产投资额给予乙方适度奖励；同时甲方从乙方享受国家规定的所得税"两免三减半"后开始，每年由县财政按乙方所得税纳税总额的县内分享部分的 50％给予乙方奖励等。

7. BIOMASS PROJECTS: POLICIES BENEFITS: CHINA POWER, INC. (USA) WILL HAVE THE GOVERNMENT POLICIES SUPPORTS/BENEFITS, WHICH INCLUDED WITH "UPON BIOMASS PROJECTS CONSTRUCTION COMPLETION: TAX BENEFITS: FIRST 1-2 YEARS: NO TAX AT ALL; 3-5 YEARS: 50% DISCOUNTS /TAX RATE;

八、项目燃料基地： 甲方协助乙方以承包、租赁的方式获得速生

植物燃料基地，使用期限为 50 年，具体事项由双方在项目建设合同中确定。甲方协助乙方将种植基地尽可能纳入国家支持项目，取得国家相应的政策支持。

8. BIOMASS: STRAW/RAW MATRIALS SUPPLY/BASE: CON YANG GOVERNMENT SUPPORT/ASSIST CHINA POWER, INC. TO HAVE THE "BIOMASS/STRAW/RAW MATERIALS SUPPLY/BASE/LANDS FOR 50 YEARS RIGHTS/LEGAL RIGHTS, AND ALSO PROVIDE WITH STATE GOVERNMENT POLICY/BENEFITS AND STATE GOVERNMENT POLICY SUPPORTS.

九、项目建设权利： 甲方保证乙方在枞阳县独家投资建设运营生物质发电厂的权利，并保障乙方项目的生物质燃料供应来源。

9. BIOMASS PROJECTS DEVELOPMENT&CONSTRUCTION RIGHTS: CON YANG GOVERNMENT WILL GURANTTE CHINA POWER, INC. (USA) WITH EXCLUSIVE RIGHTS TO INVESTMENT & CONSTRUCTION & DEVELOPMENT FOR THE BIOMASS ENERGY PROJECTS (50 MW) AND ALSO GURRANTTEE FOR THE BIOMASS/STRAW SUPPLIERS AND STRAW BASE.

十、项目实施： 甲方成立县领导为组长的项目建设工作协调小组，负责配合乙方做好项目相关手续申报和协调解决项目建设中的有关问题。

10. BIOMASS PROJECTS EXECUTIONS: CON YANG GOVERNMENT WILL FORM SPECIAL TEAM TO SUPPORT CHINA POWER, INC. TO HAVE ALL THE NECESSARY GOVERNMENTS APPROVAL/PROCESSING FOR FURTHER CONSTRUCTION AND DEVELOPMENT FOR THE BIOMASS ENERGY PROJECTS.

十一、本意向书有效期为半年，双方在此期间应互相配合，在项目可行性分析报告的基础上，商讨和签订项目投资协议书。

11. THIS AGREEMENT WILL BE EFFECTIVE IN 6 MONTHS/HALF YEARS UNTIL CHINA POWER, INC. PROVIDE WITH "BIOMASS PROJECTS FEASIBILITIES STUDY, THEN BOTH PARTY WILL SIGN FURTHER LONG-TERM AGREEMENT FOR EXECUTION ON BIOMASS ENERGY PROJECTS.

十二、本协议一式伍份，甲方执贰份，乙方执叁份；本协议甲、乙双方签章生效。THIS AGREEMENT HAVE 5 ORIGIAL COPIES: PART A HAVE 2 ORIGIAL AND PART B HAVE 3 ORIGINAL. THIS AGREEMENT IS EFFECTIVE AS BOTH PARTIES SIGNED AND SEALED.

甲方：枞阳县人民政府（盖章）   代表（签字）：

PART A: CON YANG GOVERNMENT SIGNED AND SEALED

乙方：美国中华电力有限公司（盖章）   代表（签字）：

　　　 (CHINA POWER INC)

PART B: CHINA POWER, INC. (USA)

SIGNED/SEALED

二〇〇七年十月二十九日

OCT. 29TH 2007